Canada Jetlines Ltd.

Financial Statements
For the Year Ended December 31, 2016
(Expressed in Canadian dollars)

Canada Jetlines Ltd.
Financial Statements
(Expressed in Canadian dollars)

Year Ended December 31, 2016 Page

Management's Report

The accompanying financial statements of Canada Jetlines Ltd. (the "Company") are the responsibility of management and have been approved by the Board of Directors. The financial statements have been prepared by management in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") as outlined in Part 1 of the Chartered Professional Accountants of Canada Handbook - Accounting, and include some amounts that are based on management's estimates and judgment.
The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee. The Audit Committee reviews the Company's annual financial statements and recommends its approval to the Board of Directors. The Company's auditors have full access to the Audit Committee, with and without management being present.

(Signed) Jim Scott	(Signed) Carlo Valente
Chief Executive Officer	Chief Financial Officer

Vancouver, British Columbia, Canada
April 25, 2017

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Canada Jetlines Ltd.

We have audited the accompanying financial statements of Canada Jetlines Ltd., which comprise the statements of financial position as at December 31, 2016 and 2015, and the statements of loss and comprehensive loss, changes in shareholders' deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Canada Jetlines Ltd. as at December 31, 2016 and 2015, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada Chartered Professional Accountants

April 25, 2017

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C. V7Y 1G6
Telephone: (604) 687-0947 Davidsn-co.com

Canada Jetlines Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2016	2015
	$	$
Assets

Current Assets:
Cash	91,397	14,428
Receivables	32,374	33,403
Prepaid expenses and deposits	7,412	9,306
Total current assets	131,183	57,137

Non-Current Assets:
Equipment (note 4)	1,178	4,073
Aircraft purchase agreement deposit (note 9)	67,135	138,400
Total Assets	199,496	199,610

Liabilities and Shareholders' Deficiency

Current Liabilities:
Accounts payable and accrued liabilities	592,146	441,003
Short-term loan (note 14)	213,536	-
Share subscriptions received (note 6)	-	80,000
Total Liabilities	805,682	521,003

Shareholders' Deficiency:
Share capital (note 6)	2,879,895	2,526,757
Reserves	600,763	314,947
Deficit	(4,086,844)	(3,163,097)
Total Shareholders' Deficiency	(606,186)	(321,393)

Total Liabilities and Shareholders' Deficiency	199,496	199,610

Nature of operations and going concern (note 1)
Commitments (note 9)
Subsequent event (note 15)

Approved on behalf of the Board of Directors:

 "John Sutherland"            "Mark Lotz"
______________________________ ________________________
John Sutherland, Director          Mark Lotz, Director

The accompanying notes are an integral part of these financial statements

Canada Jetlines Ltd.
Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars)
	For the Year Ended
	December 31,
	2016	2015
	$	$
Operating expenses
Consulting (note 5)	18,969		323,746
Depreciation (note 4)	2,895		3,556
General and administration	139,558		199,176
Marketing and advertising	680		9,971
Professional fees	71,205		364,166
Salaries and benefits (notes 5 and 6 (d))	402,398		320,338
Share-based compensation (notes 5, 6 (b) and 6 (c))	244,059		128,967
Travel	42,835		39,570
	(922,599)		(1,389,490)

Foreign exchange	(6,054)		23,361
Interest expense	(14,272)		(634)
Inovent Capital Inc. settlement (note 10)	-		(157,304)
	(20,326)		(134,577)

Loss and comprehensive loss for the year	(942,925)		(1,524,067)

Loss per share – basic and diluted	$(0.10)		$(0.19)
Weighted average number of shares outstanding - basic and diluted	9,511,708		8,144,406

The accompanying notes are an integral part of these financial statements

Canada Jetlines Ltd.
Statements of Changes in Shareholders' Deficiency
(Expressed in Canadian Dollars)
	Share Capital
	Number of Shares	Amount		Reserves		Deficit		Total
		$		$		$		$
Balance as at December 31, 2014	6,184,987		1,484,399		126,219		(1,639,030)		(28,412)
Issuance of common voting shares for cash (note 6 (a))	3,002,000		1,139,226		-		-		1,139,226
Issuance of common voting shares for services (note 6 (a))	15,000		7,500		-		-		7,500
Share issuance costs (note 6 (a))	-		(96,911)		-		-		(96,911)
Broker warrants issued as share issuance cost (note 6 (a))	-		(7,457)		7,457		-		-
Warrants issued for Inovent Capital Inc. settlement (note 13)	-		-		52,304		-		52,304
Share-based compensation for stock options (note 6 (c))	-		-		97,788		-		97,788
Share-based compensation for performance shares (note 6 (b))	-		-		31,179		-		31,179
Loss for the year	-		-		-		(1,524,067)		(1,524,067)
Balance as at December 31, 2015	9,201,987		2,526,757		314,947		(3,163,097)		(321,393)
Issuance of common voting shares for cash (note 6 (a))	977,114		394,801		-		-		394,801
Share issuance costs (note 6 (a))	-		(32,950)		-		-		(32,950)
Revaluation of warrants (note 6 (d))	-		(8,713)		8,713		-		-
Warrants issued as severance payment (note 6 (d))	-		-		52,222		-		52,222
Share-based compensation for stock options (note 6 (c))	-		-		40,807		-		40,807
Reversal of share-based compensation for forfeited stock options	-		-		(19,178)		19,178		-
Share-based compensation for performance shares (note 6 (b))	-		-		203,252		-		203,252
Loss for the year	-		-		-		(942,925)		(942,925)
Balance as at December 31, 2016	10,179,101		2,879,895		600,763		(4,086,844)		(606,186)

The accompanying notes are an integral part of these financial statements

Canada Jetlines Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)
	For the Year Ended
	December 31,
	2016		2015
	$		$
Cash Flows From Operating Activities
Loss for the year		(942,925)		(1,524,067)
Items not involving cash:
Depreciation		2,895		3,556
Share-based compensation		244,059		128,967
Interest expense		13,536		-
Inovent Capital Inc. settlement		-		52,304
Salaries and benefits		52,222		-
Foreign exchange		6,087		(23,010)
Changes in non-cash working capital:
Receivables		1,029		(18,406)
Prepaid expenses and deposits		1,894		28,298
Accounts payable and accrued liabilities		71,143		288,701
Net Cash Used in Operating Activities		(550,060)		(1,063,657)

Cash Flows From Investing Activities
Refund (Payment) of deposit on aircraft purchase agreement		65,178		(115,390)
Net Cash Provided by (Used in) Investing Activities		65,178		(115,390)

Cash Flows From Financing Activities
Proceeds from issuance of shares		394,801		1,139,226
Share issuance costs		(32,950)		(96,911)
Share subscriptions received		-		80,000
Short-term loan advances		200,000		-
Loan advances from related parties		32,200		112,500
Loan repayments to related parties		(32,200)		(112,500)
Net Cash Provided by Financing Activities		561,851		1,122,315

Increase (decrease) in Cash		76,969		(56,732)
Cash – Beginning of Year		14,428		71,160
Cash – End of Year		91,397		14,428

Supplemental cash flow information (note 11)

The accompanying notes are an integral part of these financial statements

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Canada Jetlines Ltd. (the "Company" or "Jetlines") is incorporated under the federal laws of Canada. The Company's principal business activity is the start-up of an ultra-low cost carrier ("ULCC") scheduled airline service.

On April 12, 2016, the Company and Jet Metal Corp. ("Jet Metal") executed the transaction documents with respect to a business combination of the Company and Jet Metal. Jet Metal is listed on the TSX Venture Exchange ("TSXV") and was formerly a uranium explorer and developer with projects across North America. Upon completion of the business combination, the name of the resulting issuer will be "Canada Jetlines Ltd." and will continue the business of the Company. The business combination completed on February 28, 2017 (see Note 13).

These financial statements have been prepared using International Financial Reporting Standards ("IFRS") on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. At present, the Company has no current operating income or cash flows. The continuing operations of the Company are dependent upon the Company's ability to continue to raise adequate financing and to commence profitable operations in the future. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms.

As at December 31, 2016, the Company had a working capital deficit of $674,499 and an accumulated deficit of $4,086,844. As a result of a financing completed subsequent to the year ended December 31, 2016 (Notes 13 and 15), management has assessed that working capital is sufficient for the Company to maintain its operations and activities for the next 12 months.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary should the going concern assumption be inappropriate, and such adjustments could be material.

The Company's head office is located at #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

2.	BASIS OF PREPARATION

(a)	Statement of Compliance

These financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These financial statements for the year ended December 31, 2016 were approved and authorized for issue by the Board of Directors on April 25, 2017.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Foreign Currency Translation

The presentation and functional currency of the Company is the Canadian dollar.

The functional currency of the Company is determined based on the currency of the primary economic environment in which the Company operates.

Transactions and balances:

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items or on settlement of monetary items are recognized in profit or loss in the period in which they arise.

Exchange differences arising on the translation of non-monetary items are recognized in other comprehensive income to the extent that gains and losses arising on those non-monetary items are also recognized in other comprehensive income. Where the non-monetary gain or loss is recognized in profit or loss, the exchange component is also recognized in profit or loss.

(b)	Equipment

Equipment is comprised of computers and is carried at cost, less accumulated depreciation. The cost of an item consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided for at the following rates:

Assets	Rate
Computer equipment	3 years, straight-line method

An item is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the statement of loss and comprehensive loss.

Where an item of equipment is comprised of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

The residual values, useful lives, and methods of depreciation are reviewed at each reporting period and adjusted prospectively if appropriate.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Impairment of Non-Financial Assets

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no prior impairment loss been recognized for the asset.

(d)	Financial Instruments

Financial Assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans-and-receivables or at fair value through profit or loss ("FVTPL").

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit or loss. Regular purchases and sales of FVTPL financial assets are accounted for at trade date, as opposed to settlement date. The Company's cash is classified as FVTPL.

Financial assets classified as loans-and-receivables and held-to-maturity are measured at amortized cost. Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company's receivables are classified as loans-and-receivables.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Financial Instruments (continued)

Financial Liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other-financial-liabilities. Financial liabilities classified as other-financial-liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other-financial-liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period of maturity. The effective interest rate is the rate that exactly discounts estimated future cash payments to the carrying value through the expected life of the financial liability, or, where appropriate, a shorter period. The Company's accounts payable and accrued liabilities and short-term loan are classified as other-financial-liabilities.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Fair value changes on financial liabilities classified as FVTPL are recognized through profit and loss. The Company has not classified any financial liabilities as FVTPL.

A financial liability is derecognized when the associated obligation is discharged, cancelled or expired.

(e)	Impairment of Financial Assets

The Company assesses at each reporting date whether a financial asset is impaired.

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. The carrying amount of the asset is then reduced by the amount of the impairment. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that the carrying value of the asset does not exceed what the amortized cost would have been had the impairment not been recognized. Any subsequent reversal of an impairment loss is recognized in profit or loss.

In relation to trade receivables, a provision for impairment is made and an impairment loss is recognized in profit or loss when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Company will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are written off against the allowance account when they are assessed as uncollectible.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Impairment of Financial Assets (continued)

If an available-for-sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognized in profit or loss, is transferred from accumulated other comprehensive income (loss) to profit or loss.  Management reviews the fair value of its marketable securities at the end of each reporting period. When the securities are trading below their cost for a prolonged period of time or the decline in value is significant, it is considered impaired. Reversals of impairment in respect of equity instruments classified as available-for-sale are recognized in other comprehensive income (loss) and are not recognized in profit or loss.

(f)	Income Taxes

(i) Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations where applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

(ii) Deferred tax

Deferred tax is recognized using the asset and liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•
Where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit (tax loss).

•
In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled by the parent, investor or venturer and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Income Taxes (continued)

(ii) Deferred tax (continued)

•
Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•
In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Such deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances arises. The adjustment is either treated as a reduction to goodwill (as long as it does not exceed goodwill) if it occurred during the measurement period or recognized in profit or loss thereafter.

(g)	Share Capital

Instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company's common shares, options and share warrants are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares, options, or warrants are shown in equity as a deduction, net of tax, from the proceeds.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Share Capital (continued)

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in private placements is determined to be the more easily measurable component and are valued at their fair value, as determined by the closing price on the announcement date.  The balance, if any, is allocated to the attached warrants.

In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset or services received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

(h)	Earnings / Loss Per Share

Basic earnings/loss per share is computed by dividing the net income or loss applicable to common shares of the Company by the weighted average number of common shares outstanding for the relevant period.

Diluted earnings/loss per common share is computed by dividing the net income or loss applicable to common shares by the sum of the weighted average number of common shares issued and outstanding and all additional common shares that would have been outstanding, if potentially dilutive instruments were converted.

(i)	Share-based Compensation

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period. Where equity instruments are awarded to employees, the fair value of the benefit (fair value of the equity instrument less consideration received) at the date of grant is charged to profit or loss over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date so that, ultimately, the cumulative amount recognized over the vesting period is based on the number of options or equity instruments that eventually vest. Non-vesting conditions and market vesting conditions are factored into the fair value of the options granted. As long as all other vesting conditions are satisfied, a charge is made irrespective of whether these vesting conditions are satisfied. The cumulative expense is not adjusted for failure to achieve a market vesting condition or where a non-vesting condition is not satisfied.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of loss and comprehensive loss over the remaining vesting period.

When equity instruments are granted to non-employees, they are recorded at the fair value of the goods and services received, unless the fair value of the goods and services received cannot be reasonably measured, in which case they are measured using the equity instruments issued. Expenses are recorded in

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Share-based Compensation (continued)

the statement of loss and comprehensive loss. Amounts related to the cost of issuing shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based compensation cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

All equity-settled share-based compensation are reflected in reserves, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in reserves is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

(j)	Segmented Reporting

The Company operates in one segment, which is the development of a ULCC and its operations and head office are in Canada.

(k)	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the date of inception. The arrangement is assessed for whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Finance leases that transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Company, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in profit or loss.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in profit or loss on a straight-line basis over the lease term.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Significant Accounting Estimates and Judgments

The preparation of these financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to the following:

i.	The carrying value and the recoverability of equipment

The application of the Company's accounting policy for identifying impairment indicators under IAS
36 requires judgement. If indicators are identified, the determination on recoverability of equipment requires judgement in determining whether future economic benefits are likely, which may be based on assumptions about future events or circumstances.  Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is recognized in loss in the period that the new information becomes available.

ii. The inputs used in accounting for share-based compensation

The fair values of share-based compensation are subject to the limitation of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share price, changes in subjective input assumptions can materially affect the fair value estimate.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Significant Accounting Estimates and Judgments (continued)

i.
The analysis of the functional currency for the Company - In accordance with IAS 21, the Effects of Changes in Foreign Exchange Rates, management determined that the functional currency of Company is the Canadian dollar as this is the currency of the primary economic environment in which the Company operates.

(m)	New accounting pronouncements

The Company is currently evaluating the following standards issued but not yet in effect and has not yet determined the impact on its financial position and results of operations:

IFRS 9 Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

IFRS 15 Revenue Recognition - Revenue from Contracts with Customers establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. Management anticipates that this standard will be adopted in the Company's financial statements for the period beginning January 1, 2018.

IFRS 16, Leases - On January 13, 2016, the IASB published a new standard, IFRS 16, Leases. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Under the new standard, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly. The liability accrues interest. This will typically produce a front-loaded expense profile (whereas operating leases under IAS 17 would typically have had straight-line expenses). The standard is effective for annual periods beginning on or after December 15, 2019 (i.e., calendar periods beginning on January 1, 2020), and interim periods thereafter. Early adoption is permitted.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

4. EQUIPMENT

Cost	$
Balance as at December 31, 2014 and 2015		10,668
Additions		-
Balance as at December 31, 2016		10,668

Accumulated depreciation
Balance as at December 31, 2014		3,039
Depreciation		3,556
Balance as at December 31, 2015		6,595
Depreciation		2,895
Balance as at December 31, 2016		9,490

Carrying amounts
Balance as at December 31, 2016		1,178
Balance as at December 31, 2015		4,073

5. RELATED PARTY TRANSACTIONS

Key management personnel include persons having the authority and responsibility for planning, directing, and controlling the activities of the Company, directly or indirectly. Key management personnel include officers, directors or companies with common directors of the Company.

	For the Year Ended
	December 31,
	2016		2015
Transactions with Key Management Personnel	$		$
Salaries to Key Management included in salaries and benefits		274,029		230,540
Share-based compensation to Key Management		201,586		121,656
Consulting fees to Key Management		-		62,400
		475,615		414,596

Included in consulting fees to Key Management for the year ended December 31, 2016 is $nil (2015 - $17,400) and $nil (2015 - $45,000) paid to a company that is controlled by the Company's former Chief Financial Officer and the Company's former Chief Operating Officer, respectively.

During the year ended December 31, 2016, loans totaling $32,200 were advanced by and repaid to the Company's Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Vice President Strategic Planning & Cost Control. During the year ended December 31, 2015, loans totaling $107,500 were advanced by and repaid to the Chief Executive Officer, Chief Financial Officer and Vice President Strategic Planning & Cost Control. These loans were non-interest bearing, repayable on demand and unsecured.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

5. RELATED PARTY TRANSACTIONS (continued)

During the year ended December 31, 2016, 100,000 performance shares were issued to the Company's former Chief Operating Officer. During the year ended December 31, 2015, 605,000 performance shares were issued to the Chief Executive Officer, former President, former Chief Financial Officer, former Vice President Commercial and IT, and Vice President Strategic Planning & Cost Control.

Subsequent to year end, the Company issued 300,000 warrants to the Company's Chief Financial Officer pursuant to the business combination of the Company and Jet Metal (see note 15). The warrants entitle the holder to purchase 300,000 common shares at $0.30 per share (post-amalgamated) until March 10, 2019.

6.	SHARE CAPITAL

(a)	Authorized: Unlimited number of common voting shares without par value
      Unlimited number of variable common voting shares without par value

During the year ended December 31, 2015, the Company:

•
Issued through a private placement 2,277,000 units for gross proceeds of $1,138,500 with each unit consisting of one common voting share plus half a warrant. In connection with the private placement, the Company issued 1,138,500 share purchase warrants and 55,520 broker warrants. The holder of each full warrant or broker warrant is entitled to purchase one common voting share at an exercise price of $1.50 for a period of 2 years from the date of issue. Share issuance cost for the private placement amounted to $96,911 in cash and $7,457 as the fair value of the broker warrants. Subsequent to the issuance of the 1,138,500 share purchase warrants, their exercise price was repriced to $0.75 per common voting share for a period of 2 years from the date of issue.

•	Issued 15,000 common voting shares to settle accounts payable for consulting services valued at $7,500.

During the year ended December 31, 2016, the Company:

•
Issued through a private placement 877,114 units for gross proceeds of $394,701 with each unit consisting of one common voting share plus one warrant. The holder of each warrant is entitled to purchase one common voting share at an exercise price of $0.5625 for a period of 2 years from the date of issue. Share issuance cost for the private placement amounted to $32,950 in cash.

Share Subscriptions Received

•
In 2015, the Company received $80,000 in advance for the intended issuance of 177,778 units with each unit consisting of one common voting share plus half a warrant. The holder of each full warrant was entitled to purchase one common voting share at an exercise price of $0.60 for a period of 3 years from the date of issue. During the year ended December 31, 2016, the $80,000 was transferred to accounts payable and accrued liabilities as the intended share subscription was cancelled.

(b)	Performance shares

Performance shares are common shares held in escrow on issuance and are to be released to the holder on the later of (a) the date on which the Company has received the necessary funds to launch airline operations and (b) a period of 24 months has elapsed since the issuance of the performance shares. The performance shares are

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

6.	SHARE CAPITAL (continued)

(b)	Performance shares (continued)

forfeited by the holder upon resignation from the Company or termination for cause. Any differences between the fair value at issuance date and consideration received will be expensed as share-based compensation over the estimated vesting period of 24 months.

During the year ended December 31, 2016, the Company issued 100,000 (2015 – 725,000) performance shares for gross proceeds of $100 (2015 - $725). The Company determined that the fair value of these shares was $50,000 (2015 - $362,500) based on the share price of the most recent private placement of $0.50. During the year ended December 31, 2016, the Company also amended the conditions of 310,000 performance shares previously granted by waiving the forfeiture clause for holders that resigned. Subsequent to year end, the clause was waived for an additional 75,000 performance shares.

For the year ended December 31, 2016, the Company included $203,252 (2015 - $31,179) in share-based compensation relating to the performance shares.

(c)	Stock Options

The Company adopted an incentive stock option plan (the "Plan") on November 30, 2015.  The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the number of issued shares of the Company at the time of the granting of the options. Options granted under the Plan will have a maximum term of ten years.  The exercise price of options granted under the Plan will be fixed by the Board of Directors at the time the option is granted, provided, however that the exercise price complies with the requirements of the TSX Venture Exchange.  According to the Plan, the vesting periods of options granted under the plan may vary at the discretion of the Board of Directors.

There were no stock options granted during the year ended December 31, 2016. During the year ended December 31, 2016, two directors resigned and forfeited 300,000 stock options.

Stock options granted during the year ended December 31, 2015 to the Company's directors were as follows:

Grant date	Number of options	Exercise price per share	Expiry date
July 22, 2015	600,000	$0.50	July 22, 2020

The July 22, 2015 stock options vest at a rate of 25% on July 22, 2015 and 25% every six months thereafter.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

6.	SHARE CAPITAL (continued)

(c)	Stock Options (continued)

The fair value of the stock options granted during the year ended December 31, 2015 was $157,451. The fair value of the stock options was estimated at the grant date using the Black-Scholes Option Pricing Model. The inputs for the Black-Scholes Option Pricing Model are as follows:

	2016	2015
Risk free interest rate	-	0.68%
Expected dividend yield	-	-
Expected annual volatility	-	100%
Expected life	-	3 years
Forfeiture rate	-	15%

During the year ended December 31, 2016, the Company recognized share-based compensation of $40,807 (2015 - $97,788) relating to vesting of stock options.

A summary of the status of the Company's stock options as at December 31, 2016 and changes during the year are as follows:

	Number of options	Weighted average exercise price $

Outstanding – December 31, 2014	300,000	0.30
Granted	600,000	0.50
Options forfeited	(150,000)	0.30
Outstanding – December 31, 2015	750,000	0.46
Granted	-	-
Options forfeited	(300,000)	0.40
Outstanding – December 31, 2016	450,000	0.50

The Company has the following stock options outstanding and exercisable:

Options Outstanding				Options Exercisable
	Number of options	Weighted Average Remaining Contractual Life (Years)	Weighted average exercise price $		Number of options	Weighted average exercise price $

As at December 31, 2016	450,000	3.6	0.50	As at December 31, 2016	337,500	0.50
As at December 31, 2015	750,000	5.2	0.46	As at December 31, 2015	225,000	0.43

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

6.	SHARE CAPITAL (continued)

(d)	Warrants

A summary of the status of the Company's warrants as at December 31, 2016 and changes during the year are as follows:

	Number of Warrants	Weighted Average Exercise Price $
Outstanding - December 31, 2014	1,474,491	0.50
Share purchase warrants issued	1,338,500	0.71
Broker warrants issued	55,520	1.50
Outstanding - December 31, 2015	2,868,511	0.62
Share purchase warrants issued	1,077,114	0.55
Outstanding - December 31, 2016	3,945,625	0.60

Expiry Date	Exercise Price	Number of Warrants	Warrant Valuation
January 16, 2017	$0.75	638,000	$Nil
January 16, 2017	$1.50	32,000	$4,305
March 23, 2017	$0.75	285,000	$Nil
May 22, 2017	$0.75	160,000	$Nil
May 22, 2017	$1.50	16,000	$2,146
July 9, 2017	$0.75	30,000	$Nil
July 9, 2017	$1.50	4,800	$642
July 30, 2017	$0.50	997,883	$Nil
July 30, 2017	$0.50	82,408	$13,746
August 18, 2017	$0.75	6,000	$Nil
August 27, 2017	$0.75	2,500	$Nil
August 29, 2017	$0.50	379,267	$Nil
August 29, 2017	$0.50	14,933	$2,585
September 30, 2017	$0.50	200,000	$52,304
October 26, 2017	$0.75	17,000	$Nil
October 26, 2017	$1.50	2,720	$364
February 11, 2018	$0.50	200,000	$52,222
March 17, 2018	$0.5625	42,222	$Nil
April 7, 2018	$0.5625	11,000	$Nil
June 9, 2018	$0.5625	142,500	$Nil
October 13, 2018	$0.5625	100,000	$Nil
October 26, 2018	$0.5625	223,000	$Nil
November 22, 2018	$0.5625	358,392	$Nil
		3,945,625	$128,314

During the year ended December 31, 2016, the Company issued 200,000 share purchase warrants as severance for an employee who was terminated. The holder of each full warrant is entitled to purchase one common voting share at an exercise price of $0.50 for a period of 2 years from the date of issue. The fair value of $52,222 for the warrants was estimated at the grant date using the Black-Scholes Option Pricing Model. The Company included $52,222 in salaries and benefits for the year ended December 31, 2016 (2015 - $nil).

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

6.	SHARE CAPITAL (continued)

(d)	Warrants (continued)

During the year ended December 31, 2016, the Company extended the expiry dates of 1,474,491 warrants for an additional year from their original expiry dates. Of these warrants, 97,341 were issued as broker warrants in connection with private placements and as a result, their fair value was revalued using the Black-Scholes option pricing model and increased by $8,713.

The inputs for the Black-Scholes Option Pricing Model used in connection with the broker warrants issued and revalued during the year ended December 31, 2016 are as follows:

	2016	2015
Risk free interest rate	0.56%	0.46 - 0.87%
Expected dividend yield	-	-
Expected annual volatility	100%	100%
Expected life	1.1 – 1.2 years	2 years

(e)	Reserves

Share-based compensation is recognized in reserves until exercised.  Upon exercise, shares are issued from treasury and the amount in reserves is reclassified to share capital, adjusted for any consideration paid.

7.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value Hierarchy

Financial instruments recorded at fair value on the Statement of Financial Position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Fair values of financial instruments are determined by valuation methods depending on hierarchy levels as defined below:

Level 1 – Quoted market price in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included in level 1 that are observable for the assets or liabilities, either directly (i.e. observed prices) or indirectly (i.e. derived from prices);

Level 3 – Inputs for the assets or liabilities are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

7.  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The following table presents the financial instruments recorded at fair value in the Statement of Financial Position, classified using the fair value hierarchy described above:

Asset	Level 1 $	Level 2 $	Level 3 $
December 31, 2016:
Cash	91,397	-	-
December 31, 2015:
Cash	14,428	-	-

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk – is the risk of a financial loss to the Company if a counterparty fails to meet its contractual obligations. The Company's cash is held in a Canadian financial institution and management believes that the credit risk with respect to financial instruments is minimal.

Currency risk – currency risk arises due to fluctuations in the exchange rates.  The Company's equity financings are sourced in Canadian dollars and the normal day-to-day expenditures are incurred in Canadian dollars.  The Company has a US dollar denominated deposit of US$50,000 with Boeing for the purchase of aircraft (see note 9) that is recorded as Aircraft purchase agreement deposit in the statement of financial position. At this time, the Company does not have any currency hedges in place for fluctuations in the exchange rate between the Canadian dollar ("C$") and the US dollar ("US$"). Assuming an exchange rate where US$1 equals C$1.3427, a 10% increase or decrease in the exchange rate will increase or decrease foreign exchange gain or loss by approximately $6,700.

Interest rate risk – is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's interest expense is based on a fixed rate of interest on its loan. During 2016, the Company incurred $14,272 (2015 - $634) in interest.  As the rate of interest on the Company's loan is fixed, fluctuation in market interest would not affect interest expense.

Liquidity risk – is the risk that the Company will be unable to meet its obligations as they become due. The Company manages its liquidity risk by implementing a budget, forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. As at December 31, 2016, the Company has $91,397 (2015 - $14,428) in cash, $805,682 (2015 - $521,003) in current liabilities and no long-term liabilities. Subsequent to December 31, 2016, the Company completed a business combination and concurrent financing (See Notes 13 and 15).

Price risk – the Company is in the development stage and does not have any revenues and therefore, is currently not exposed to price risks.

8. CAPITAL MANAGEMENT

The Company manages its capital structure, being its share capital, and makes adjustments to it, based on the funds available to the Company, in order to support future business opportunities. The Company had share capital of $2,879,895 (2015 - $2,526,757) and no long-term debt as at December 31, 2016. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. Planning, annual budgeting, cash

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

8. CAPITAL MANAGEMENT (continued)

flow forecasting and implementing controls over major investment decisions are primary tools used to manage the Company's capital.

The Company's investment policy is to hold cash in interest bearing bank accounts.

The Company currently has no source of revenues.  As such, the Company is dependent upon external financings to fund activities.  In order to carry future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes to the Company's approach to capital management during the year.  The Company is not subject to externally imposed capital requirements.

9.  COMMITMENTS

The following table shows the Company's contractual commitments as at December 31, 2016. In addition, the Company has commitments for aircraft deposits as described below.

	2017	2018	2019	2020	2021	Total
	$	$	$	$	$	$
Office premise lease	29,392	29,392	29,392	29,392	-	117,568
Consulting (1)	29,700	-	-	-	-	29,700
Total	59,092	29,392	29,392	29,392	-	147,268
(1)	Represents agreement for technology systems and support

On December 11, 2014, the Company signed a definitive purchase agreement with The Boeing Company ("Boeing") to acquire up to twenty-one Boeing 737 MAX aircraft for delivery commencing in 2023 (the "Boeing Agreement"). The Boeing Agreement includes five firm orders, purchase rights for an additional sixteen 737 MAX and some conversion rights to the 737-8 MAX aircraft. The following is a summary of the key terms of the Boeing Agreement.
•
The Company will purchase five Boeing 737-7 MAX aircraft, beginning with expected monthly deliveries in January 2023, for an aggregate estimated base price of US$423 million, subject to certain terms and conditions. The cost for the airframe and engines is based on the 2014 price with an escalation factor to determine final price at delivery. Variable costs include the cost of optional equipment furnished by Boeing and the cost of optional equipment furnished by the Company. The variable cost items, while estimated, remain subject to final determination. The Company estimates that assuming scheduled delivery in 2023, and taking into account presently known facts and assumptions, the escalated basic list price for the five aircraft would be approximately US$547 million.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

9.  COMMITMENTS (continued)

•	The Company is required in connection with the five firm orders to pay deposits ("Initial Payments") as follows:

Due Date	Amount
January 30, 2015	US$50,000 (paid)
August 1, 2017	US$150,000
August 1, 2018	US$1,755,700
February 1, 2019	US$1,755,700
August 1, 2019	1% less previous payments
•	In addition to the Initial Payments, the Company is required to make the following payments on account of the basic list price of the five firm orders (the "Pre-Delivery Payments"):
Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12	5% each
Total	20% (including Initial Payments)

•	The following shows the Company's calendar year contractual commitments with respect to the Pre-Delivery Payments as at December 31, 2016:

Calendar Year	Amount (USD)
2017	$150,000
2018	1,755,700
2019	3,511,340
2020	-
2021	76,538,560
2022	27,335,200
Total	$109,290,800
•	The Company may elect to defer the Pre-Delivery Payments in accordance with the following schedule (which payments are referred to as the "Deferred Advance Payments"):

Month Prior to Scheduled Delivery Month	% of the Total Basic List Price of the Five Firm Orders
24	4%
21, 18, 12	5% each
Total	20% (including Initial Payments)

•
The Company is required to pay interest on the Deferred Advance Payments from the day on which each advance payment would have been due in accordance with Boeing's regular payment schedule until the date of actual delivery of the applicable aircraft. Interest on Deferred Advance Payments is payable from the calendar day on which each advance payment would have been due in accordance with the table above until delivery of the applicable Aircraft. The rate used to calculate such interest will be the 3-month LIBOR as set forth in The Wall Street Journal, US edition, plus nine-hundred (900) basis points. The effective rate will be the rate in effect on the first business day of the calendar quarter in which the advance payment

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

9. COMMITMENTS (continued)
was initially deferred, and will be reset every calendar quarter. Interest on unpaid amounts will be calculated using a 360 day year, compounded quarterly. Accrued interest on the Deferred Advance Payments for each Aircraft will be due and payable on the date of each Aircraft delivery.
•
The Company will have the right to purchase up to 16 additional Boeing 737-7 MAX aircraft. This purchase right is exercisable by the Company by notice not less than 24 months before the desired date of delivery. The additional aircraft are offered subject to available position for delivery prior to December 31, 2024. The price of the aircraft subject to the purchase right will be determined based on the provisions of the Boeing Agreement using the then current prices for such aircraft at the time of exercise of the purchase right subject to the escalation factors in the Boeing Agreement.

•
The Company will have the right to substitute any Boeing 737-7 MAX ordered with a Boeing 737-8 MAX with a scheduled month of delivery 24 months after delivery of the first Boeing 737-8MAX aircraft to a Boeing customer. The Company may exercise this right of substitution by providing notice to Boeing not less than the first day of the month that is: (i) 12 months prior to the scheduled month of delivery of the Boeing 737-7 MAX for which it will be substituted if the Company has previously received a substituted aircraft; or (ii) 15 months prior to the scheduled month of delivery of the Boeing 737-7 MAX for which it will be substituted, if the Company has not previously received a substituted aircraft. The acquisition of any substituted aircraft will be subject to the execution of a definitive purchase agreement and product capabilities of the Boeing 737-8 MAX. Pricing will be based on the pricing for the Boeing 737-8 MAX aircraft as set out in the Boeing Agreement, subject to adjustments for configuration specifications by Boeing which arise between the date of the Boeing Agreement and the date of execution of the definitive agreement for the substitution Boeing 737-8 MAX.

•
The Company may not terminate the Boeing Agreement unless there is a non-excusable delivery delay in which case either party may terminate the agreement with respect to an aircraft if there is a non-excusable delay for that aircraft which in the aggregate exceeds 180 days. Boeing has agreed to pay the Company a pre-determined liquidated damages amount in the event of a non-excusable delay associated with the delivery of aircraft.

•	Boeing has agreed to provide a service life policy and product assurance in respect of certain components of the aircraft.
•	Boeing has agreed to provide promotional support to the Company in respect of the entry of the Boeing 737-7 MAX into the Company's operations.
The Company has not hedged its exposure to exchange rate fluctuations between the US and Canadian dollar with respect to the Boeing Agreement.  The purchase price of the five aircraft is denominated in US dollars and therefore, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar. Assuming an exchange rate where US$1 equals C$1.3427, a 10% increase or decrease in the exchange rate will increase or decrease the aggregate base purchase price by approximately C$56.8 million and increase or decrease the aggregate escalated purchase price by C$73.4 million.

10. INOVENT CAPITAL INC. SETTLEMENT

On June 27, 2014, the Company and Inovent Capital Inc. ("Inovent"), a capital pool company trading on the TSXV, entered into a letter of intent ("LOI") pursuant to which the parties agreed to negotiate the terms of a business combination transaction (the "Proposed Transaction"). The Proposed Transaction would constitute Inovent's qualifying transaction in accordance with the policies of the TSXV. Pursuant to the terms of the LOI, the parties agreed as follows:

•	the Proposed Transaction was subject to the parties executing definitive transaction documents on or before August 29, 2014 (the "Amalgamation Agreement");

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

10. INOVENT CAPITAL INC. SETTLEMENT (continued)

•	the structure of the Proposed Transaction was to be determined upon the receipt of securities, tax and financial advice.

The Proposed Transaction was subject to certain conditions including approval of the TSXV and all necessary corporate and shareholder approvals. Upon execution of the LOI, Inovent advanced to the Company a non-refundable deposit of $25,000 (the "Non-Refundable Deposit"). Inovent also advanced to the Company a refundable deposit of $120,000 (the "Deposit"). The Deposit was secured by a charge on all assets of the Company and would be refundable if the LOI was terminated in certain instances. The parties agreed to an exclusivity period ending on August 29, 2014. The exclusivity period for completing the definitive Amalgamation Agreement and due diligence was extended from August 29, 2014 to January 31, 2015.

On September 12, 2014, the Company and Inovent completed the Amalgamation Agreement, which was subsequently amended. The terms of the amended Amalgamation Agreement were subject to regulatory approval and approval of the shareholders of the Company and Inovent. Concurrent with the completion of the Proposed Transaction, Inovent and the Company expected to raise aggregate gross proceeds of $50,000,000 in an offering (the "Offering"). The Offering was not completed.

As at December 31, 2014, the Company had incurred $96,008 in expenses associated with the Proposed Transaction. These expenses less the Non-Refundable Deposit and Deposit have been included in professional fees.

On February 6, 2015 in accordance with the terms of the amended Amalgamation Agreement, the Company terminated the Proposed Transaction and issued a termination payment of $30,000 to Inovent as provided for in the amended Amalgamation Agreement. On February 9, 2015, Inovent demanded a settlement of $390,000 plus 2,000,000 share purchase warrants of the Company. On March 12, 2015, Inovent filed a petition in the Supreme Court of British Columbia (the "Petition") seeking, among other things, enforcement of the July 31, 2014 General Security Agreement between Inovent and the Company which is registered with the BC Personal Property Registry (the "GSA") in respect of the $120,000 Deposit advanced by Inovent to the Company. The Petition claims, among other things, that the Company is in default of the GSA and has failed to repay the Deposit, despite demands. The Petition seeks a judgement against the Company in the amount of $120,000 plus interest and costs and the appointment of a receiver or receiver manager of the property, rights, assets, businesses and undertakings of the Company that are charged by the GSA, with appropriate powers and authorities. On April 17, 2015, Inovent filed an affidavit in support of the Petition.

On September 2, 2015, the Company and Inovent signed a settlement agreement whereby the Company and Inovent agreed to settle all outstanding claims against each other. Pursuant to the settlement agreement, the Company paid Inovent $105,000 in cash plus the issuance of 200,000 share purchase warrants entitling Inovent to purchase one common voting share of the Company at an exercise price of $0.50 for a period of two years from the date of issue (September 30, 2015). These warrants have an estimated fair value of $52,304, which was estimated at the date of issuance using the Black-Scholes Option Pricing Model. The inputs for the Black-Scholes Option Pricing Model are a risk free interest rate of 0.53%, expected dividend yield of $nil, expected annual volatility of 100% and expected life of two years. Inovent has fully discharged the July 31, 2014 General Security Agreement and all outstanding claims against the Company in the Petition.

11.  SUPPLEMENTAL CASH FLOW INFORMATION

The Company's non-cash investing and financing activities include reversal of share-based compensation for forfeited stock-options of $19,178 (2015 - $nil), reclassification of share subscriptions received in accounts

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

11.  SUPPLEMENTAL CASH FLOW INFORMATION (continued)

payable and accrued liabilities of $80,000 (2015 - $nil), revaluation of warrants amounting to $8,713 (2015 - $nil), non-cash share issuance cost of $nil (2015 - $7,457) and common shares issued for services amounting to $nil (2015 - $7,500) for the year ended December 31, 2016.

12.  INCOME TAX

(a)	The reconciliation of the Canadian statutory income tax rates to the effective tax rates are as follows:

	2016	2015

Loss for the year	$(942,925)	$(1,524,067)

Expected income tax (recovery)	$(245,000)	$(396,000)
Change in statutory rates and other	1,000	(1,000)
Permanent difference	64,000	34,000
Share issue cost	(9,000)	(25,000)
Adjustment to prior years provision versus statutory tax returns	89,000	(5,000)
Change in unrecognized deductible temporary differences	100,000	393,000
Total income tax expense (recovery)	$-	$-

(b)
Deferred tax assets are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax benefits arose.  In addition, the Company has not recognized any deferred tax liabilities resulting from temporary differences in other comprehensive loss as the Company views that those taxable temporary differences will not reverse in the foreseeable future.

The significant components of the Company's unrecognized deferred tax assets and liabilities are as follows:

	2016	2015
Deferred Tax Assets (liabilities)
Property and equipment	$2,000	$2,000
Share issue costs	28,000	30,000
Non-capital losses available for future period	875,000	773,000
Net unrecognized deferred tax assets	$905,000	$805,000

The significant components of the Company's unrecognized temporary differences and tax losses are as follows:

	2016	Expiry Date Range	2015	Expiry Date Range
Temporary Differences
Property and equipment	$9,000	No expiry date	$7,000	No expiry date
Share issue costs	108,000	2018 to 2021	114,000	2018 to 2020
Non-capital losses available for future period	3,365,000	2032 to 2036	2,974,000	2032 to 2035

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

13. PROPOSED TRANSACTION

On April 12, 2016, the Company and Jet Metal entered into an amalgamation agreement (the "Agreement") with respect to a business combination of the Company and Jet Metal (the "Transaction").

The Transaction is subject to the approval of the TSXV, approval of the Jet Metal and the Company's shareholders (which have been received) and other conditions customary for a transaction of this nature.

The following are the highlights of the Transaction:

•	The exchange ratio for the Transaction will be as follows (subject to adjustment in certain circumstances):
o
each one and one-half (1.5) issued and outstanding Jet Metal shares shall be converted into one (1) share of the issuer resulting from the combination of Jet Metal and the Company (the "Resulting Issuer"); and

o	each one (1) issued and outstanding share of the Company shall be converted into one and one-half shares (1.5) of the Resulting Issuer.
•
The Transaction will be structured such that the outstanding warrants and stock options of Jet Metal and the Company will automatically become exercisable for or shall be exchanged for shares of the Resulting Issuer, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and options.

•	The Transaction is subject to the following key conditions:
o
Jet Metal will complete a financing (the "Concurrent Financing") of subscription receipts convertible into units ("Units") for gross proceeds of up to $6,000,000. Each Unit will be priced at $0.30 per unit and will consist of one common share of Jet Metal and one half of one common share purchase warrant. Each whole warrant shall be exercisable into a common share of Jet Metal at a price of $0.50 for a period of 24 months. Subject to TSXV approval, Jet Metal may pay commissions or finder's fees in connection the Financing. The Concurrent Financing will close immediately prior to or concurrently with the Transaction; and

o	the Transaction will have received approval of TSXV (approval from TSXV has been received).
•	Jet Metal will provide the Company with a secured bridge loan (Note 14). The loan will be advanced in tranches based on a budget agreed to between Jet Metal and the Company.
•
Prior to the closing of the Transaction, the Company may complete a financing for a maximum of $750,000 at $0.45 per unit and will consist of one common share and one common share purchase warrant. Each warrant shall be exercisable into a common share at a price of $0.5625 for a period of 24 months.

The Transaction is being conducted entirely at arm's length. The name of the Resulting Issuer will be "Canada Jetlines Ltd."

Subsequent to year end, the Transaction was completed (Note 15).

14. SHORT-TERM LOAN

Pursuant to the Transaction, Jet Metal advanced $200,000 of the secured bridge loan to the Company. The loan is secured by all of the Company's assets and accrues interest at the rate of 10% per annum (payable at maturity) and will mature on the earlier of: (a) the completion of the Transaction, and (b) 60 days after the termination of the Transaction. The Company recorded $13,536 (2015 – $nil) in interest as of December 31, 2016.

On November 18, 2016, the loan agreement was amended to increase the loan to $350,000. Subsequent to year end, an additional $150,000 was advanced to the Company.

Canada Jetlines Ltd.
Notes to the Financial Statements
For the year ended December 31, 2016
(Expressed in Canadian dollars)

15. SUBSEQUENT EVENT

On February 28, 2017, the Company and Jet Metal closed the Transaction (Note 13). To complete the transaction, the following occurred:
•	Consolidation of Jet Metal outstanding shares on the basis of one post-consolidation common share for every one and one-half (1.5) pre-consolidation common share.
•	Issuance of 15,268,638 voting shares of Jet Metal in exchange for all of the issued and outstanding common shares of the Company. The Company became a wholly owned subsidiary of Jet Metal.
•
Completion of the Concurrent Financing for gross proceeds of $6,833,610. Pursuant to the Concurrent Financing, 22,778,700 units ("Units") at an exercise price of $0.30 per Unit were granted. Each Unit consisted of one common share or one variable voting share, depending on the residency of the subscriber, and one half of one share purchase warrant. Each warrant is exercisable into one common share or one variable voting share at a price of $0.50 per share for a period of two years.

•
The outstanding warrants and stock options of the Company and Jet Metal became exercisable for shares of the Resulting Issuer under their originally granted terms, subject to adjustments to reflect the exchange ratios outlined in the Agreement.

After giving effect to the Transaction, there was a total of 57,636,409 common and variable voting shares outstanding.

On closing of the Transaction, Jet Metal changed its name to Canada Jetlines Ltd. and the Company changed its name to Canada Jetlines Operations Ltd. The common and variable voting shares of Canada Jetlines Ltd. (formerly Jet Metal) commenced trading on the TSXV, under a single ticker symbol, as a Tier 2 industrial issuer under the symbol "JET", on March 7, 2017.